July 8, 2024

Steven Lydeamore
Chief Executive Officer
Immuron Limited
Level 3, 62 Lygon Street
Carlton South, Victoria
Australia 3053

       Re: Immuron Limited
           Registration Statement on Form F-3
           Filed July 3, 2024
           File No. 333-280667
Dear Steven Lydeamore:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Avital Perlman